Exhibit 99.1
eLong Reports Fourth Quarter and Full Year 2010
Unaudited Financial Results
BEIJING, China — February 17, 2011 — eLong, Inc. (Nasdaq: LONG), a leading online travel service provider in China, today reported unaudited financial results for the fourth quarter and full year ended December 31, 2010.
Highlights — Fourth Quarter 2010
•	Net revenues for the fourth quarter increased 23% to RMB124.1 million (US$18.8 million), compared to RMB100.9 million (US$14.8 million) in the fourth quarter of 2009.
•
Income from operations for the fourth quarter increased to RMB12.6 million (US$1.9 million), compared to RMB2.4 million (US$0.3 million) in the prior year period. Operating margin was 10.2% compared to 2.4% in the fourth quarter of 2009. Net income increased to RMB4.2 million (US$0.6 million), compared to RMB1.0 million (US$0.1 million) in the fourth quarter of 2009.

•	Hotel room nights booked through eLong in the fourth quarter increased 39% to 1.7 million room nights compared to 1.2 million in the prior year period.
•
Domestic hotel coverage network expanded 76% to 17,200 domestic hotels as of December 31, 2010, compared to 9,800 as of December 31, 2009. In addition, eLong offers more than 130,000 international hotels through our direct connection with Expedia.

•	In December 2010, eLong acquired a 20% stake of Zhuna.cn, a Beijing-based, online provider of hotel booking services, with an option to acquire the remainder of Zhuna.cn in the future.
Highlights — Full Year 2010
•	Net revenues in 2010 increased 35% year-on-year to RMB481.9 million (US$73.0 million), compared to RMB357.9 million (US$52.4 million).
•
Income from operations in 2010 increased 321% year-on-year to RMB47.1 million (US$7.1 million), compared to RMB11.2 million (US$1.6 million). Operating margin in 2010 was 9.8% compared to 3.1% in the prior year. Net income increased to RMB20.6 million (US$3.1 million), compared to RMB19.9 million (US$2.9 million) in the prior year period.

•	Hotel room nights booked through eLong in 2010 grew 49% to 6.4 million room nights compared to 4.3 million in the prior year.
“In 2010, eLong really accelerated the growth of its core online hotel business. Room night growth was 49% year-on-year as our customers welcomed the real savings available from our coupon program, and our expanded hotel coverage network of over 17,200 domestic and 130,000 international hotels. We were also pleased to see the positive customer response to our much improved website booking experience with over 45% of our customers now choosing to book online,” said Guangfu Cui, Chief Executive Officer of eLong.

Business Results
Revenues
Total revenues by product for the fourth quarter of 2010 and the same period in 2009 were as follows (in RMB million):

		%		%	Y/Y
	Q4 2010	Total	Q4 2009	Total	Growth
Hotel reservations	91.2	69%	72.7	68%	25%
Air ticketing	30.1	23%	27.7	26%	8%
Other	10.5	8%	6.5	6%	62%

Total revenues	131.8	100%	106.9	100%	23%

Total revenues by product for full year 2010 and 2009 were as follows (in RMB million):

		%		%	Y/Y
	2010	Total	2009	Total	Growth
Hotel reservations	346.4	68%	256.8	68%	35%
Air ticketing	123.1	24%	96.0	25%	28%
Other	42.5	8%	26.7	7%	59%

Total revenues	512.0	100%	379.5	100%	35%

Hotel
Hotel commission revenue increased 25% for the fourth quarter of 2010 compared to the prior year quarter, primarily due to higher volume, partially offset by lower commission per room night. Commission per room night decreased 10% year-on-year, primarily due to our eCoupon program and the more rapid growth of lower average daily rate budget hotels. Room nights booked through eLong in the fourth quarter increased 39% year-on-year to 1.7 million.
Hotel commission revenue for full year 2010 increased 35% compared to 2009, primarily due to higher volume, which was partially offset by lower commission per room night. Commission per room night decreased 9% year-on-year, primarily due to our eCoupon program and the more rapid growth of lower average daily rate budget hotels. Room nights booked through eLong in 2010 increased 49% year-on-year to 6.4 million.
Air
Air ticketing commission revenue increased 8% for the fourth quarter of 2010 compared to the prior year quarter, driven by a 12% increase in commission per segment, partially offset by a 3% decrease in air segments to 568,000. Commission per segment increased due to a 16% increase in average ticket price, which was partially offset by a decrease in air commission rates compared to the same quarter of the prior year.
Air ticketing commission revenue for full year 2010 increased 28% compared to 2009, driven by an 11% increase in air segments to 2.4 million and a 16% increase in commission per segment. Commission per segment increased due to a 17% increase in average ticket price, which was partially offset by a decrease in air commission rates compared to the prior year.
Other
Other revenue is primarily derived from website advertising, travel insurance and packages. Other revenue increased 62% year-on-year for the fourth quarter of 2010, mainly driven by an increase of website advertising revenue. Other revenue grew to 8% of total revenues from 6% in the prior year quarter.

Other revenue for full year 2010 increased 59% compared to 2009, primarily due to increased website advertising and travel insurance revenues. Other revenue grew to 8% of total revenues from 7% in the prior year.
Profitability
Gross margin in both the fourth quarter of 2010 and full year 2010 was 72%, compared to 70% in both the fourth quarter 2009 and full year 2009, mainly due to the faster rate of growth of our hotel business as compared to our air business, an increased proportion of online bookings and improved air commission per segment.
Operating expenses for the fourth quarter of 2010 and the same period in 2009 were as follows (in RMB million):

		% of Net		% of Net	Y/Y
	Q4 2010	Revenue	Q4 2009	Revenue	Growth
Service development	21.8	18%	16.7	17%	31%
Sales and marketing	40.7	33%	38.1	38%	7%
General and administrative	14.2	11%	13.3	13%	7%
Amortization of intangible assets	(0.1)	—	0.2	—	N/M
Charges related to property and equipment and intangible assets	—	—	0.1	—	N/M

Total operating expenses	76.6	62%	68.4	68%	12%

Operating expenses for full year 2010 and 2009 were as follows (in RMB million):

		% Net		% Net	Y/Y
	2010	Revenue	2009	Revenue	Growth
Service development	80.0	17%	58.1	16%	38%
Sales and marketing	167.3	35%	133.2	37%	26%
General and administrative	50.0	10%	47.6	14%	5%
Amortization of intangible assets	0.6	—	0.7	—	(2%)
Charges related to property and equipment and intangible assets	—	—	0.1	—	N/M

Total operating expenses	297.9	62%	239.7	67%	24%

Total operating expenses increased 12% for the fourth quarter of 2010 compared to the fourth quarter of 2009. Total operating expenses were 62% of net revenues, a decrease of 6 percentage points compared to the prior year quarter.
Total operating expenses increased 24% for full year 2010 compared to 2009. Total operating expenses were 62% of net revenues, a decrease of 5 percentage points compared to 2009.
Service development expense consists of expenses related to technology and our product offering, including our websites, platforms, other system development, as well as our supplier relations function. Service development expense increased 31% compared to the prior year quarter, mainly driven by an increase in headcount and higher employee wages. Service development expense increased to 18% of net revenues in the fourth quarter of 2010 from 17% in the same quarter of the prior year.
Service development expense for full year 2010 increased 38% over full year 2009, mainly driven by an increase in headcount and higher employee wages. Service development expense increased to 17% of net revenues in 2010 from 16% in 2009.

Sales and marketing expenses for the fourth quarter of 2010 increased 7% over the prior year quarter, mainly driven by increased hotel commission payments to third-party distribution partners and online marketing expenses, partially offset by reduced headcount. Sales and marketing expense decreased to 33% of net revenues in the fourth quarter of 2010 from 38% in the same quarter of the prior year.
Sales and marketing expenses for full year 2010 increased 26% over full year 2009, mainly driven by increased online marketing expenses, hotel commission payments to third-party distribution partners and loyalty point promotion expenses, partially offset by reduced headcount. Sales and marketing expense decreased to 35% of net revenues in 2010 from 37% in 2009.
General and administrative expenses for the fourth quarter of 2010 increased 7% compared to the prior year quarter, mainly driven by higher employee wages. General and administrative expenses decreased to 11% of net revenues in the fourth quarter of 2010 from 13% in the same quarter of the prior year.
General and administrative expenses for full year 2010 increased 5% over full year 2009, mainly driven by higher employee wages, partially offset by a decrease in professional fees. General and administrative expenses decreased to 10% of net revenues in 2010 from 14% in 2009.
Other Income/(Expenses) represents interest income, foreign exchange losses and other income/expense. Other Expenses were RMB10.2 million in the fourth quarter of 2010 compared to Other Income of RMB1.2 million in the fourth quarter of 2009, driven primarily by an increase in foreign exchange losses, which was partially offset by an increase in interest income. Due to the appreciation of the Renminbi against the US dollar, foreign exchange losses on our cash and cash equivalents and short-term investments increased to RMB12.4 million in the fourth quarter of 2010, from RMB0.1 million in the fourth quarter of 2009. Due to higher interest yield, interest income in the fourth quarter of 2010 increased to RMB2.8 million, compared to RMB1.2 million in the fourth quarter of 2009.
Other Expenses were RMB19.6 million in full year 2010 compared to Other Income of RMB12.4 million in 2009, driven primarily by an increase in foreign exchange losses and a decrease in interest income. Due to the appreciation of the Renminbi against the US dollar, foreign exchange losses on our cash and cash equivalents and short-term investments increased to RMB25.9 million in 2010, from RMB0.7 million in 2009. Interest income in 2010 decreased to RMB6.8 million, compared to RMB12.9 million in 2009.
As of the end of 2010, eLong held cash and cash equivalents, short-term investments and restricted cash of RMB1,022 million (US$155 million), of which 68% was held in Renminbi and 32% was held in US dollars, compared to 22% held in Renminbi and 78% held in US dollars as of December 31, 2009. In the fourth quarter of 2010, we converted US$53 million from US dollars to Renminbi to lessen potential future foreign exchange loss in the event of additional appreciation of the Renminbi against the US dollar.
Net income for the fourth quarter of 2010 was RMB4.2 million, compared to net income of RMB1.0 million during the prior year quarter.
Net income for full year 2010 was RMB20.6 million, compared to net income of RMB19.9 million in 2009.
Net income per ADS and diluted net income per ADS for the fourth quarter of 2010 were RMB0.18 (US$0.02) and RMB0.16 (US$0.02) respectively, compared to both net income per ADS and diluted net income per ADS of RMB0.04 (US$0.01) in the prior year quarter.

Net income per ADS and diluted net income per ADS for full year 2010 were RMB0.86 (US$0.14) and RMB0.80 (US$0.12) respectively, compared to net income per ADS and diluted net income per ADS of RMB0.84 (US$0.12) and RMB0.80 (US$0.12) respectively in full year 2009.
Business Outlook
eLong currently expects net revenues for the first quarter of 2011 to be within the range of RMB111 million to RMB121 million, equal to an increase of 10% to 20% compared to the first quarter of 2010.
Safe Harbor Statement
It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.
Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to our company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statement include, but are not limited to, declines or disruptions in the travel industry, the international financial crisis, slowdown in the PRC economy, an outbreak of bird flu, H1N1 flu, SARS or other disease, eLong’s reliance on having good relationships with airlines, hotel suppliers and airline ticket suppliers, our reliance on the TravelSky GDS system for our air business, the possibility that eLong will be unable to continue timely compliance with Section 404 or other requirements of the Sarbanes-Oxley Act, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong, fluctuations in the value of the Renminbi, changes in eLong’s management team and other key personnel, changes in third-party distribution partner relationships and other risks mentioned in eLong’s filings with the US Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F.
Investors should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.
Conference Call
eLong will host a conference call to discuss its fourth quarter 2010 unaudited financial results on February 18, 2011 at 8:00 am Beijing time (February 17, 2011, 7:00 pm ET). The management team will be on the call to discuss the quarterly results and to answer questions. The toll-free number for U.S. participants is +1-866-844-9413. The dial-in number for Hong Kong participants is +852-3001-3802. International participants can dial +1-210-795-0512. Pass code: eLong.

Additionally, an archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://www.elong.net/AboutUs/conference.html for one year.
About eLong, Inc.
eLong, Inc. (NASDAQ: LONG — News) is a leading online travel service provider in China. Headquartered in Beijing, eLong empowers consumers to make informed travel decisions by providing convenient online and 24-hour call center hotel, air ticket and vacation package booking services as well as easy to use tools such as maps, destination guides, photographs, virtual tours and user reviews. eLong offers consumers the largest hotel product portfolio with a selection of more than 17,200 hotels in 610 cities across China and 130,000 international hotels in more than 100 countries worldwide, and the ability to fulfill domestic and international air ticket reservations in over 80 major cities across China. eLong is a subsidiary of Expedia, Inc. (NASDAQ:EXPE).
eLong operates websites including http://www.elong.com, http://www.elong.net and http://www.xici.net.
For further information, please contact:
eLong, Inc.
Investor Relations
ir@corp.elong.com
+86-10-6436-7570

eLong, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS EXCEPT PER SHARE AND PER ADS AMOUNTS)

	Three Months Ended				Year Ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2009	2010	2010	2010	2009	2010	2010
	RMB	RMB	RMB	USD(1)	RMB	RMB	USD(1)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Revenues:
Hotel reservations	72,748	100,434	91,241	13,824	256,830	346,449	52,492
Air ticketing	27,732	33,064	30,083	4,558	96,036	123,092	18,650
Other	6,458	12,760	10,491	1,590	26,666	42,478	6,436

Total revenues	106,938	146,258	131,815	19,972	379,532	512,019	77,578
Business tax and surcharges	(6,032)	(8,478)	(7,686)	(1,165)	(21,638)	(30,102)	(4,561)

Net revenues	100,906	137,780	124,129	18,807	357,894	481,917	73,017
Cost of services	(30,203)	(37,025)	(34,850)	(5,280)	(106,935)	(136,890)	(20,741)

Gross profit	70,703	100,755	89,279	13,527	250,959	345,027	52,276

Operating expenses:
Service development	(16,676)	(21,231)	(21,802)	(3,303)	(58,122)	(80,046)	(12,128)
Sales and marketing	(38,071)	(54,436)	(40,741)	(6,173)	(133,195)	(167,323)	(25,352)
General and administrative	(13,342)	(12,726)	(14,209)	(2,153)	(47,670)	(49,945)	(7,567)
Amortization of intangible assets	(182)	(322)	101	15	(653)	(642)	(97)
Charges related to property and equipment and intangible assets	(72)	—	—	—	(72)	—	—

Total operating expenses	(68,343)	(88,715)	(76,651)	(11,614)	(239,712)	(297,956)	(45,144)

Income from operations	2,360	12,040	12,628	1,913	11,247	47,071	7,132

Other income/(expenses):
Interest income	1,195	1,720	2,757	418	12,880	6,792	1,029
Foreign exchange losses	(93)	(9,360)	(12,412)	(1,881)	(709)	(25,933)	(3,929)
Other	111	(633)	(522)	(79)	266	(409)	(62)

Total other income, net	1,213	(8,273)	(10,177)	(1,542)	12,437	(19,550)	(2,962)

Income before income tax expense	3,573	3,767	2,451	371	23,684	27,521	4,170
Income tax expense	(2,608)	(2,614)	1,735	263	(3,781)	(6,892)	(1,044)

Net income	965	1,153	4,186	634	19,903	20,629	3,126

Net income per share	0.02	0.02	0.09	0.01	0.42	0.43	0.07
Diluted net income per share	0.02	0.02	0.08	0.01	0.40	0.40	0.06

Net income per ADS(2)(3)	0.04	0.04	0.18	0.02	0.84	0.86	0.14
Diluted net income per ADS(2)(3)	0.04	0.04	0.16	0.02	0.80	0.80	0.12

Shares used in computing net income per share:
Basic	47,289	49,020	49,158	49,158	47,182	48,378	48,378
Diluted	51,045	51,839	52,463	52,463	49,973	51,655	51,655

Share-based compensation charges included in:	3,845	4,467	5,398	818	11,240	18,544	2,810
Cost of services	321	251	301	46	837	1,192	181
Service development	1,136	1,609	1,855	281	3,131	6,534	990
Sales and marketing	523	770	824	125	1,975	3,395	514
General and administrative	1,865	1,837	2,418	366	5,297	7,423	1,125

Note 1:
The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00=RMB6.6000 on December 31, 2010 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is made that the RMB amounts could have been, or could be, converted or settled into USD at the rates stated herein on the reporting dates, at any other rates or at all.

Note 2:	1 ADS = 2 shares.

Note 3:	Non-GAAP financial measures

eLong, Inc.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2010
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	639,468	381,426	57,792
Short-term investments	313,467	580,005	87,880
Restricted cash	60,000	60,600	9,182
Accounts receivable, net	45,353	58,891	8,923
Due from related parties	321	1,240	188
Prepaid expenses	7,871	11,429	1,732
Other current assets	10,961	24,210	3,667

Total current assets	1,077,441	1,117,801	169,364
Property and equipment, net	44,005	41,896	6,348
Investment	—	12,680	1,921
Goodwill	31,950	61,061	9,252
Intangible assets, net	750	5,855	887
Other non-current assets	29,804	29,904	4,531

Total assets	1,183,950	1,269,197	192,303

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	41,905	54,364	8,237
Income taxes payable	2,908	5,002	758
Due to related parties	1,099	1,872	284
Accrued expenses and other current liabilities	92,694	111,661	16,918

Total current liabilities	138,606	172,899	26,197
Other liabilities	1,844	1,430	217

Total liabilities	140,450	174,329	26,414

Shareholders’ equity
Ordinary shares	1,879	1,991	302
High-vote ordinary shares	2,363	2,363	358
Treasury stock	(103,393)	(96,153)	(14,569)
Additional paid-in capital	1,326,985	1,352,427	204,913
Accumulated deficit	(184,334)	(165,760)	(25,115)

Total shareholders’ equity	1,043,500	1,094,868	165,889

Total liabilities and shareholders’ equity	1,183,950	1,269,197	192,303

eLong, Inc.
TRENDED OPERATIONAL METRICS
(IN THOUSANDS)
The metrics below are intended as a supplement to the financial statements found in this press release and in our filings with the SEC. In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and financial statements in our most recent press release.
We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

	2009 (Unaudited)					2010 (Unaudited)
	Q1	Q2	Q3	Q4	2009	Q1	Q2	Q3	Q4	2010
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

OIBA	(822)	8,763	8,811	7,077	23,829	10,319	20,769	16,196	17,403	64,687

Hotel Reservations
Room Nights	912	980	1,183	1,241	4,316	1,206	1,549	1,898	1,725	6,378
Room Night Y/Y	4%	1%	13%	18%	9%	32%	58%	60%	39%	49%
Average Daily Rate Y/Y	(11%)	(13%)	(11%)	(9%)	(11%)	(2%)	5%	7%	4%	4%
Commission/Room Night Y/Y	(6%)	(7%)	(7%)	(9%)	(7%)	(7%)	(9%)	(9%)	(10%)	(9%)
Hotel Commissions Y/Y	(2%)	(6%)	5%	7%	1%	23%	44%	46%	25%	35%

Air Ticketing
Air Segments	506	510	604	586	2,206	653	591	629	568	2,441
Air Segments Y/Y	18%	24%	25%	26%	23%	29%	16%	4%	(3%)	11%
Average Ticket Value Y/Y	(8%)	(3%)	13%	4%	2%	8%	25%	21%	16%	17%
Commission/Segment Y/Y	(8%)	(4%)	2%	14%	1%	7%	21%	26%	12%	16%
Air Commissions Y/Y	8%	19%	27%	44%	24%	38%	40%	31%	8%	28%
Non-GAAP Financial Measures
To supplement the financial measures calculated in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes certain non-GAAP financial measures including net income per ADS, diluted net income per ADS, Operating Income Before Amortization (“OIBA”), Adjusted Earnings Before Interests, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Adjusted Net Income (“ANI”) and Adjusted Net Income Per Share. We believe these non-GAAP financial measures may help investors understand eLong’s current financial performance and compare business trends among different reporting periods. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. We seek to compensate for the limitations of the non-GAAP measures presented by also providing the comparable GAAP measures, GAAP financial statements, and descriptions of the reconciling items and adjustments, to derive the non-GAAP measures.
Operating Income Before Amortization (“OIBA”) is defined as income from operations plus: (1) stock-based compensation charges; (2) acquisition-related impacts, including (i) amortization of intangible assets and impairment of goodwill and intangible assets, and (ii) gains or losses recognized on changes in the fair value of contingent consideration arrangements; and (3) certain items, including restructuring charges. We exclude the items listed above from OIBA because we believe doing so may provide investors greater insight into management decision making at eLong. We believe OIBA is useful to investors because it is one of the primary internal metrics by which management evaluates the performance of our business as a whole and our individual business segments, on which internal budgets are based, and by which management and employees, including our Chief Executive Officer, are compensated. We believe that investors should have access to the same set of tools that management uses to analyze our performance. In addition, we believe that by excluding certain items, such as share-based compensation charges and acquisition-related impacts, OIBA corresponds more closely to the cash operating income generated from our business and allows investors to gain additional understanding of factors and trends affecting the ongoing cash earning capabilities of our business, from which capital investments are made. Although depreciation is also a non-cash expense, it is included in OIBA because it is driven directly by the capital expenditure decisions made by management. OIBA also has certain limitations in that it does not take into account the impact of certain expenses to our consolidated statements of operations.

Operating Income Before Amortization should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.
eLong, Inc.
TABULAR RECONCILIATION FOR NON-GAAP MEASURE
Operating Income Before Amortization
(IN THOUSANDS)

	2009 (Unaudited)					2010 (Unaudited)
	Q1	Q2	Q3	Q4	2009	Q1	Q2	Q3	Q4	2010
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

OIBA	(822)	8,763	8,811	7,077	23,829	10,319	20,769	16,196	17,403	64,687
Stock-based compensation charges	(2,399)	(2,249)	(2,747)	(3,845)	(11,240)	(4,130)	(4,549)	(4,467)	(5,398)	(18,544)
Amortization of intangible assets	(157)	(157)	(157)	(182)	(653)	(184)	(237)	(322)	101	(642)
Other	—	—	—	(689)	(689)	252	163	633	522	1,570

Income/(loss) from operations	(3,378)	6,357	5,907	2,361	11,247	6,257	16,146	12,040	12,628	47,071

Adjusted EBITDA is defined as net income plus (1) interest expense (income); (2) income tax expense; (3) depreciation; (4) amortization of intangible assets, including as part of equity-method investments; (5) share-based compensation charges; (6) foreign exchange losses (gains); (7) acquisition-related impacts, including (i) goodwill and intangible asset impairment, and (ii) losses (gains) recognized on noncontrolling investment basis adjustments when we acquire controlling interests; and (8) certain other items, including restructuring charges. We believe Adjusted EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, if any, and income tax expense. Since share-based compensation charges are non-cash expenses, we believe excluding them from our calculation of Adjusted EBITDA allows us to provide investors with a more useful tool for assessing our operating and financial performance. In addition, we believe that Adjusted EBITDA is used by other companies and may be used by investors as a measure of our financial performance. The presentation of Adjusted EBITDA should not be construed as an indication that eLong’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business. The use of Adjusted EBITDA has certain limitations. Amortization and depreciation expenses for various non-current assets, share-based compensation, other income/(expenses), and income tax expense have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of eLong’s liquidity. We seek to compensate for these limitations by providing the relevant disclosure of our amortization and depreciation expenses, and share-based compensation charges in the reconciliations to the GAAP financial measure. The term Adjusted EBITDA is not defined under GAAP, and Adjusted EBITDA is not measure of net income, income from operations, operating performance or liquidity presented in accordance with GAAP. In addition, eLong’s Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.
Adjusted EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.

eLong, Inc.
TABULAR RECONCILIATION FOR NON-GAAP MEASURE
Adjusted EBITDA and Operating Income Before Amortization
(IN THOUSANDS)

	2009 (Unaudited)					2010 (Unaudited)
	Q1	Q2	Q3	Q4	2009	Q1	Q2	Q3	Q4	2010
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net income	2,001	9,458	7,479	965	19,903	5,935	9,355	1,153	4,186	20,629
Interest income	(5,382)	(3,882)	(2,421)	(1,195)	(12,880)	(1,067)	(1,248)	(1,720)	(2,757)	(6,792)
Income tax expense	290	357	526	2,608	3,781	2,079	3,934	2,614	(1,735)	6,892
Depreciation	4,974	5,037	5,020	5,079	20,110	4,811	4,643	4,929	5,003	19,386
Amortization of intangible assets	157	157	157	182	653	184	237	322	(101)	642
Stock-based compensation	2,399	2,249	2,747	3,845	11,240	4,130	4,549	4,467	5,398	18,544
Foreign exchange losses/(gains)	(144)	437	323	93	709	219	3,942	9,360	12,412	25,933
Other	(143)	(13)	—	579	423	(1,161)	—	—	—	(1,161)

Adjusted EBITDA	4,152	13,800	13,831	12,156	43,939	15,130	25,412	21,125	22,406	84,073

Depreciation	(4,974)	(5,037)	(5,020)	(5,079)	(20,110)	(4,811)	(4,643)	(4,929)	(5,003)	(19,386)

OIBA	(822)	8,763	8,811	7,077	23,829	10,319	20,769	16,196	17,403	64,687

Adjusted Net Income generally captures all items on the statements of operations that occur in normal course operations and have been, or ultimately will be, settled in cash and is defined as net income plus net of tax: (1) share-based compensation charges; (2) acquisition-related impacts, including (i) amortization of intangible assets, including as part of equity-method investments, and goodwill and intangible asset impairment, (ii) losses (gains) recognized on changes in the value of contingent consideration arrangements, and (iii) losses (gains) recognized on noncontrolling investment basis adjustments when we acquire controlling interests; (3) foreign exchange losses; (4) certain other items, including restructuring charges; and (5) discontinued operations. We believe Adjusted Net Income is useful to investors because it represents eLong’s results, taking into account depreciation, which management believes is an ongoing cost of doing business, but excluding the impact of other non-cash expenses, infrequently occurring items and items not directly tied to the core operations of our businesses.
Adjusted Net Income Per Share is defined as Adjusted Net Income divided by adjusted weighted average shares outstanding, which include dilution from options and warrants per the treasury stock method and include all shares relating to Performance Units in shares outstanding for Adjusted Net Income Per Share. This differs from the GAAP method for including Performance Units, which treats them on a treasury stock method basis. Shares outstanding for Adjusted Net Income Per Share purposes are therefore higher than shares outstanding for GAAP Net Income Per Share purposes. We believe Adjusted Net Income Per Share is useful to investors because it represents, on a per share basis, eLong’s consolidated results, taking into account depreciation, which we believe is an ongoing cost of doing business, as well as other items which are not allocated to the operating businesses such as interest income and income tax expense, but excluding the effects of non-cash expenses not directly tied to the core operations of our businesses. Adjusted Net Income and Adjusted Net Income Per Share have similar limitations as OIBA and Adjusted EBITDA. In addition, Adjusted Net Income does not include all items that affect our net income and net income per share for the period. Therefore, we think it is important to evaluate these measures along with our consolidated statements of operations.
Adjusted Net Income and Adjusted Net Income Per Share should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of these non-GAAP financial measures to GAAP below.

eLong, Inc.
TABULAR RECONCILIATION FOR NON-GAAP MEASURE
Adjusted Net Income and Adjusted Net Income Per Share
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	2009 (Unaudited)					2010 (Unaudited)
	Q1	Q2	Q3	Q4	2009	Q1	Q2	Q3	Q4	2010
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net income	2,001	9,458	7,479	965	19,903	5,935	9,355	1,153	4,186	20,629
Stock-based compensation	2,399	2,249	2,747	3,845	11,240	4,130	4,549	4,467	5,398	18,544
Amortization of intangible assets	157	157	157	182	653	184	237	322	(101)	642
Foreign exchange losses/(gains)	(144)	437	323	93	709	219	3,942	9,360	12,412	25,933
Other	(129)	(11)	(1)	335	194	(915)	129	185	215	(386)

Adjusted net income	4,284	12,290	10,705	5,420	32,699	9,553	18,212	15,487	22,110	65,362

Shares used in computing adjusted net income per share:
GAAP diluted weighted average shares outstanding	49,556	50,077	49,909	51,045	49,973	50,870	51,013	51,839	52,463	51,655
Additional performance units	1,117	1,086	980	612	945	657	551	415	297	447

Adjusted weighted average shares outstanding	50,673	51,163	50,889	51,657	50,918	51,527	51,564	52,254	52,760	52,102

Adjusted net income per share	0.08	0.24	0.21	0.10	0.64	0.19	0.35	0.30	0.42	1.25